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SEC FILE NUMBER
8-27305

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Painter, Smith, and Amberg, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 California St., Ste. 220
(No. and Street)

Redlands	CA	92374
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles E. Painter	909 557-2800	cpainter@psainv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

601 West Riverside Ave., Ste 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Charles E. Painter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Painter, Smith, and Amberg, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Acknowledgement or Jurat Certificate

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

- [X] See Attached Document (Notary to cross out lines 1–6 below)
- [ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 10 day of February, 2022, by
Date *Month* *Year*
(1) Charles Edward Painter II
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KALLIE RAWSON
Notary Public - California
San Bernardino County
Commission # 2295752
My Comm. Expires Jul 1, 2023

Signature Kallie Rawson
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

Painter, Smith, and Amberg Inc.

Financial Statements
and
Supplemental Information
with
Report of Independent Registered
Public Accounting Firm

December 31, 2021

Table of Contents

Painter, Smith, and Amberg Inc.

Statement of Financial Condition

December 31, 2021

ASSETS	
Cash	$ 156,031
Deposits with clearing organization	101,834
Receivable from clearing organization	38,502
Marketable securities, at fair value	561,136
Equipment and leasehold improvements, net	50,442
Right-of-use asset	122,616
Other assets	20,310
Total assets	$ 1,050,871
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 38,370
Deferred income taxes	1,308
Lease liability	137,392
Total liabilities	177,070
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	854,029
Total stockholders' equity	873,801
Total liabilities and stockholders' equity	$ 1,050,871

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Operations

Year Ended December 31, 2021

Revenues	
Investment advisory fees	$ 1,297,795
Commissions	999,060
Interest and dividends	3,294
	2,300,149
Expenses	
Employee compensation and benefits	1,382,795
Brokerage, exchange and clearance fees	373,430
Occupancy	197,313
Other expenses	56,768
Professional fees	70,404
Quotation fees	57,802
Regulation fees	32,512
Insurance	28,894
Communications and data processing	22,024
	2,221,942
Income before income taxes	78,207
Other income	
Forgiveness of PPP loan	72,100
Income tax expense	21,918
Net income	$ 128,389

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2021

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2020	528	$ 19,772	$ 725,640	$ 745,412
Net income	–	–	128,389	128,389
Balance, December 31, 2021	528	$ 19,772	$ 854,029	$ 873,801

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	128,389
Adjustments to reconcile net income to net cash provided by operating activities		
Forgiveness of PPP loan		(72,100)
Depreciation and amortization		12,187
Deferred income tax expense		2,827
Amortization of right-of-use asset		105,843
Loss on disposal of fixed assets		813
Change in operating assets		
Marketable securities maturities		2,075,000
Marketable securities purchases		(2,184,698)
Increase in receivables from broker-dealers and clearing organizations		(3,743)
Increase in other assets		(8,599)
Increase in accounts payable and accrued expenses		5,638
Decrease in lease liability		(116,512)
Net cash used in operating activities		(54,955)
Cash flows from investing activities		
Purchases of equipment		(8,420)
Net cash used in investing activities		(8,420)
Net decrease in cash and restricted cash		(63,375)
Cash and restricted cash		
Balance at December 31, 2020		321,240
Balance at December 31, 2021	$	257,865
Cash paid for:		
Income taxes	$	31,349

Non-cash operating activities

During the year ended December 31, 2021, the Company received forgiveness from the Small Business Administration of $72,100 of its Payroll Protection Program loan.

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Amberg Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has considered events occurring through February 10, 2022 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Cash and Restricted Cash

A reconciliation of cash and restricted cash reported in the statement of cash flows to the statement of financial condition is as follows at December 31, 2021:

Cash	$ 156,031
Restricted cash included in deposits with clearing organization	100,000
Deposits with clearing organization	1,834
Total cash and restricted cash shown in the statement of cash flows	$ 257,865

Restricted cash represents an amount required to be maintained as a minimum balance under a contractual agreement with the Company's clearing organization.

Deposit with Clearing Organization

The Company is required to maintain a minimum balance of $100,000 with the clearing organization used for customer transactions.

2. Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Organization

The Company records its receivable from the clearing organization when revenue is earned that is to be received from this organization. The Company provides an allowance for doubtful accounts based on a review of the outstanding receivable, the age of the receivable, past credit history with the clearing organization, historical collection information, current financial condition of the clearing organization, external market factors, and reasonable and supportable forecasts about future economic conditions. At December 31, 2021, management determined that no allowance for doubtful accounts was needed.

Marketable Securities

Marketable securities consist of short-term US Treasury Bills and the cost of the marketable securities approximates fair value. The Company has determined that the marketable securities are classified as trading and realized gains and losses are recorded at the trade date using the specific identification method. The Company's securities are traded in active markets and are classified as level 1 investments in the fair value hierarchy.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for equipment and up to thirty-nine years for leasehold improvements. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred.

Revenue Recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from contracts with customers when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services.

The Company's revenue from contracts with customers includes investment advisory fees, brokerage commissions, and distribution revenues for 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Investment Advisory Fees: The Company provides investment advisory services on a daily basis. Each investment advisory contract between the Company and a customer creates a distinct, separately identifiable performance obligation for each day the customer's assets are managed as the customer can benefit from each day of service. In accordance with Topic 606, a series of distinct goods and services that are substantially the same and have the same pattern of transfer to the customer are treated as a single performance obligation. Accordingly, the Company has determined that investment advisory services are performed over time and entitle the Company to variable consideration, which is earned based upon the value of the customer's assets under management. Investment advisory fees are based on a percentage applied to the customer's assets under management as of the beginning of each quarter, which is when the components of the investment advisory fees are no longer variable and the value of the consideration is determined. Investment advisory fees are received monthly and are recognized as revenue at that time, as the investment advisory fees specifically relate to the services provided in that month, which are distinct from the services provided in other months.

Brokerage Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions for trade execution services and related expenses are recorded on the trade-date basis, which is the date that the Company fills the trade order by finding and contracting with a counterparty and the Company confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or transferred from the customer. Generally, the brokerage commissions are determined for each trade based upon the number of shares traded and the total value of the buy or sell transaction.

Distribution Revenues for 12b-1 Fees: The Company acts as a distributor and/or placement agent of various mutual funds and receives distribution services fees from certain of those funds as partial reimbursement of the distribution expenses the Company incurs. Most open-end US mutual funds have adopted a plan under Rule 12b-1 of the Investment Company Act that allows the fund to pay, out of the assets of the fund, distribution and service fees for the distribution and sale of its shares (Rule 12b-1 fees). The open-end US funds have agreements with the Company and the Company has selling and distribution agreements with its broker-dealer whereby the Company pays brokerage, exchange, and clearance fees to the broker-dealer. The Company believes that the performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. The Company is entitled to variable consideration for the distribution revenues for Rule 12b-1fees that is dependent upon the amount of average balance of assets held in the various mutual funds over the entire month or quarter, as stated in the various agreements. At the end of the respective month or quarter for each agreement, the components of the distribution revenues for Rule 12b-1 fees are no longer variable and the value of the consideration is determined. Distribution revenues for Rule 12b-1 fees are received monthly or quarterly for each agreement and are recognized as revenue at that time, as the distribution revenues for Rule 12b-1 fees specifically relate to the services provided in that month or quarter, which are distinct from the services provided in other months or quarters. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services.

The Company accrues the corresponding Rule 12b-1 fees paid to the broker-dealer monthly as the expense is incurred. The Company is acting in a principal capacity in these transactions and records the related revenues and expenses on a gross basis.

Non-Contractual Revenues: The Company records interest and dividends on the accrual basis.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

Payroll Protection Program (PPP) Loan

Currently there is no authoritative guidance under generally accepted accounting principles in the United States of America that addresses the accounting and reporting by a nongovernmental entity that is a for-profit business entity that receives a forgivable loan from a government entity. Accordingly, the Company has elected to recognize the PPP loan received from the Small Business Administration (SBA) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act as debt, until the Company is legally released from the debt obligation either through the SBA forgiveness of the PPP loan or the repayment of the PPP loan.

On April 30, 2020, the Company received a PPP loan of $72,100 from the SBA under the CARES Act. In accordance with the CARES Act, the proceeds of the PPP loan are primarily intended to be used by the Company to maintain employee levels and cover employee payroll and certain employee related benefit costs, real estate lease rental payments, and utility costs.

On May 7, 2021, the Company received forgiveness from the SBA of $72,100 of its PPP loan.

3. Marketable Securities

Marketable securities consisted of the following as of December 31, 2021:

Obligations of United States government	$ 559,979
Money market funds	1,157
	$ 561,136

At December 31, 2021, all marketable securities have a contractual maturity of one year or less. During the year ended December 31, 2021, the Company had no sales of their marketable securities.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

4. Equipment and Leasehold Improvements

The following is a summary of equipment and leasehold improvements as of December 31, 2021:

Equipment	$ 207,092
Leasehold improvements	38,005
	245,097
Less accumulated depreciation and amortization	(194,655)
	$ 50,442

5. Revenues

Revenue by major source consisted of the following for the year ended December 31, 2021:

Subject to contracts with customers	
Investment advisory fees	$ 1,297,795
Brokerage commissions	805,436
Distribution revenues for 12b-1 fees	193,624
Total subject to contracts with customers	2,296,855
Not subject to contracts with customers:	
Interest and dividends	3,294
	$ 2,300,149

6. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company contributed $95,000 to the plan for the year ended December 31, 2021.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

7. Income Taxes

Income tax expense consisted of the following components at December 31, 2021:

Current expense	
Federal	$ 12,225
State	6,866
	19,091
Deferred expense	
Federal	2,732
State	95
	2,827
Income tax expense	$ 21,918

The provision for income taxes differs from the amount which would be computed by applying the federal statutory income tax rate to pretax accounting income because of the exclusion of Payroll Protection Program loan forgiveness, the inclusion of state income taxes, and the effect of certain expenses which are not deductible for income tax purposes.

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes. These differences are primarily related to depreciation and rent expense. In considering the possible realization of deferred income tax assets, the Company considers various sources of future taxable income and the reversal of temporary differences associated with deferred tax liabilities.

The Company's total deferred income tax assets and liabilities were as follows at December 31, 2021:

Total deferred income tax assets	$ 6,213
Total deferred income tax liabilities	(7,521)
Net deferred income tax liabilities	$ (1,308)

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2018 and later years and for California taxes for 2017 and later years.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

8. Lease

The Company has one lease for an office facility that expires in 2022 which includes the exercise of two five year renewals. The Company's lease includes two options to renew the lease agreement, each for an additional five year lease term. The exercise of the lease renewal options is at the Company's discretion and upon adoption of Topic 842, the Company has included the two options each for an additional five year term in its evaluation of the Company's right-of-use asset and lease liability. The Company used a discount rate of 4.89 percent in determining the present value of the future lease payments. During the year ended December 31, 2021, the lease cost is $126,240 and is included in occupancy expense in the statement of operations. During the year ended December 31, 2021, the Company paid $136,908 for amounts included in the measurement of the lease liability.

The undiscounted and discounted future lease payments are as follows at December 31, 2021:

2022	$ 141,012
Total lease payments	141,012
Less amount representing interest	3,620
Present value of lease payments	$ 137,392

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $803,026, which was $553,026 in excess of its minimum required net capital of $250,000. The ratio of the Company's aggregate indebtedness to its net capital is .07.

10. Uncertainty

In December 2019, the Coronavirus Disease 2019 (COVID-19) was reported in China. On March 11, 2020 the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak in the United States of America has caused business disruption through mandated and voluntary closures of businesses and shelter in place orders. While the business disruption is currently expected to be temporary, there is considerable uncertainty around the duration of business closures and shelter in place orders. The Company may be adversely affected through the disruption or restrictions on the Company's employees' ability to work and a decrease in revenues due to the COVID-19 outbreak. Management is currently evaluating the impact that COVID-19 will have on future operations.

Supplemental Information

Painter, Smith, and Amberg Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Net capital	
Total stockholders' equity	$ 873,801
Deduction of stockholders' equity not allowable for net capital	–
Total stockholders' equity qualified for net capital	873,801
Deductions and/or charges:	
Equipment and leasehold improvements, net	(50,442)
Other assets and deferred income taxes	(20,310)
Net capital before haircut on securities	803,049
Less haircuts on securities:	
Money market funds	23
Net capital	$ 803,026
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 39,678
Lease liability	137,392
Deduction for right-of-use asset	(122,616)
Total aggregate indebtedness	$ 54,454
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 553,026
Net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital required	$ 503,026
Ratio: Aggregate indebtedness to net capital	.07 to 1
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$ 803,026

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Painter, Smith, and Amberg Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Painter, Smith, and Amberg Inc. (Company) as of December 31, 2021, the related statements of operations, stockholders' equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 10, 2022

We have served as the Company's auditor since 2014.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Painter, Smith and Amberg, Inc.

We have reviewed management's statements, included in the accompanying Painter, Smith and Amberg, Inc.'s Exemption Report in which:

1) Painter, Smith and Amberg, Inc. states Painter, Smith and Amberg, Inc. claims an exemption under paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Painter, Smith and Amberg, Inc. states Painter, Smith and Amberg, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Painter, Smith and Amberg Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Painter, Smith and Amberg, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Spokane, Washington
February 10, 2022

Painter, Smith and Amberg Inc.

A FULL SERVICE BROKERAGE FIRM V21-02

1200 CALIFORNIA STREET, SUITE 220
REDLANDS, CALIFORNIA 92374
909 557-2800 800 888-7551 FAX 909 557-1778

February 10, 2022

Moss Adams LLP
999 Third Avenue, Suite 2800
Seattle, WA 98104-4019

In connection with your review of Painter, Smith and Amberg, Inc.'s (the Company) statements in the Painter, Smith and Amberg Inc.'s Exemption Report, in which 1) Painter, Smith and Amberg, Inc. claims an exemption under paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. § 240.15c3-3 (the exemption provisions) and 2) Painter, Smith and Amberg, Inc. states it met the identified exemption provisions throughout the most recent fiscal year without exception, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions throughout the most recent fiscal year.
2. We have performed an evaluation of the Company's compliance with the exemption provisions. Based on this evaluation, we assert that the Company met the exemption provisions under paragraphs (k)*(2)(i) and (2)(ii)* throughout the most recent fiscal year. We are responsible for our assertion.
3. We have made available to you all records and other information relevant to our assertion of compliance with the exemption provisions, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.
4. There are no known events or other factors that might significantly affect our compliance with the exemption provisions throughout the most recent fiscal year and through the date of this letter.

Sincerely,

Painter, Smith and Amberg, Inc.

Signature: [signature]

Print Name: Charles Painter

Title: Chief Executive Officer

Signature: [signature]

Print Name: David Smith

Title: Principal

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Painter, Smith, and Amberg Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Painter, Smith, and Amberg Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Painter, Smith, and Amberg Inc. and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by Painter, Smith, and Amberg Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Painter, Smith, and Amberg Inc.'s Form SIPC -7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Painter, Smith, and Amberg Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 10, 2022

EXHIBIT 1

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JANUARY 1, 2021 TO DECEMBER 31, 2021

Date Paid	Amount
July 3, 2021	$945.00
January 4, 2021	$976.00
Total Payments	
General Assessment per SIPC 7	

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

27305
Painter, Smith and Amberg, Inc.
1200 California St., Ste. 220
Redlands, CA. 92374

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles E. Painter

2. A.	General Assessment (item 2e from page 2)	$1921.00
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 6, 2021 (Date Paid)	(945.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	976.00
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$976.00

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $976.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Painter, Smith and Amberg, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4th day of January, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,372,249
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	646,207
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	373,432
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	153
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Payroll Protection Loan Forgiveness (Deductions in excess of $100,000 require documentation)	72,100
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	
Total deductions	1,091,892
2d. SIPC Net Operating Revenues	$1,280,357
2e. General Assessment @ .0015	$1921

(to page 1, line 2.A.)